ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

January 28, 2021

VIA EDGAR

Ms. Samantha Brutlag
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, Hillman Value Fund (the “Fund”); Registration Nos. 333-183945 and 811-22747

Dear Ms. Brutlag:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 78 (“PEA 78”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 80 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on November 20, 2020, with respect to the Hillman True Value Fund.

In connection with this response letter, and on or around February 3, 2021, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 78 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided December 30, 2020 to PEA 78, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 78.

SUMMARY SECTION

Fees and Expenses of the Fund

1.	Staff Comment: Please complete or update all information in the fee table and expense example that is currently in brackets or missing in the Prospectus. Please provide the completed fee table and expense example at least one week prior to the date of effectiveness.

Registrant’s Response: The Registrant confirms that it will complete all information that was bracketed or missing in the 485(a) filing. A completed fee table and expense example is attached as Exhibit A hereto.

Ms. Samantha Brutlag

January 28, 2021

2.	Staff Comment: Please supplementally confirm that the fee waiver/expense reimbursement agreement will be in effect for no less than one year from the effective date of the Fund’s registration statement.

Registrant’s Response: The Registrant confirms that the expense limitation agreement will be in effect for no less than one year from the effective date of the Fund’s registration statement.

Principal Investment Strategies of the Fund

3.	Staff Comment: Referencing the qualitative measures evaluated by the adviser in selecting investments for the Fund, consider rewording or further explaining the phrases “management prowess” and “financial flexibility” in the bullet point list on page 4 of the Prospectus so that they are in plain English and understandable to the ordinary investor.

Registrant’s Response: The Registrant will revise the terms “management prowess” to “qualifications and ability of management team” and “financial flexibility” to “strength of balance sheet and sources of liquidity.”

4.	Staff Comment: Referencing the quantitative measures of a company evaluated by the adviser, consider further explaining the factors in the bullet point list on page 4 of the Prospectus so that they are in plain English and understandable to the ordinary investor. Further, explain how the adviser specifically evaluates each of the factors in determining its furtherance on the Fund’s value strategy.

Registrant’s Response: The Registrant will replace the terms with the following:

•	Market value discount to net present value of projected discounted future cash flows;
•	Market value discount to book value; and
•	Market value discount to projected annual revenues.

Principal Risks of the Fund

5.	Staff Comment: The principal risks of the Fund are currently listed in alphabetical order. Please consider re-ordering the Fund’s principal risks such that the first 3-5 risks are ordered by importance. Additional principal risks may remain in alphabetical order.

Registrant’s Response: Without necessarily agreeing with the necessity of making such change, Registrant will revise the principal risks accordingly.

6.	Staff Comment: Please add the specific sectors included under the “Sector Focus Risk” on page 9 of the Prospectus to the same risk listed on page 5 of the Prospectus.

Ms. Samantha Brutlag

January 28, 2021

Registrant’s Response: The Registrant respectfully acknowledges the Staff’s comment and will revise the Sector Focus Risk on page 5 of the Prospectus accordingly.

PERFORMANCE INFORMATION

7.	Staff Comment: Please confirm supplementally that the predecessor fund will reorganize into the Fund as a “shell fund” reorganization and that accordingly, additional information regarding prior performance is not necessary.

Registrant’s Response: The Registrant confirms that the predecessor fund will reorganize into the Fund as a “shell fund” reorganization and that no additional information regarding prior performance is necessary.

8.	Staff Comment: Please explain how the reorganization will be accomplished and confirm supplementally that the Fund’s Propsectus will not be used until completion of the reorganization.

Registrant’s Response: The Registrant confirms that the predecessor fund will reorganize into the Fund as a “shell fund” reorganization. The reorganization will involve three steps:

•	The transfer of all of the assets and liabilities of the existing Hillman Value Fund, a series of the Hillman Capital Management Investment Trust (the “Existing Fund”) to the Fund in exchange for the number of full and fractional shares of the Fund equal to the number of full and fractional shares of the Existing Fund then outstanding;
•	The pro rata distribution of shares of the Fund to shareholders of record of the Existing Fund as of the effective date of the Reorganization in full redemption of all shares of the Existing Fund; and
•	The complete liquidation and termination of the Existing Fund.

The Registrant further confirms that the Prospectus will not be used until completion of the reorganization.

9.	Staff Comment: Page 5 of the Prospectus states that “[Performance returns of the Fund [will][may] be different from the Predecessor Fund [as they have different expenses].” The SEC’s position is that performance of the predecessor fund should be adjusted by using gross fees before waivers or make a one-time adjustment, rather than stating that expenses are different. If the Fund believes it is proper to include such a statement, explain why.

Ms. Samantha Brutlag

January 28, 2021

Registrant’s Response: The Fund will be using the historical performance of the Predecessor Fund. Therefore, Registrant will remove the above referenced sentence from the Performance Information section of the Prospectus.

PORTFOLIO MANAGER

10.	Staff Comment: On Page 6 of the Prospectus, please include the year that service began for the Fund’s portfolio manager.

Registrant’s Response: Registrant will revise the disclosure to include that the Fund’s portfolio manager has served in such capacity since the Fund’s inception in 2021.

* * * * *

We believe that this submission fully responds to your comments. If you would like to discuss any of these responses in further detail or if you have any questions, please contact me at (720) 917-0566. Thank you.

Sincerely,

/s/ Vilma V. DeVooght
Vilma V. DeVooght
Secretary of ALPS Series Trust

cc:	JoAnn Strasser, Esq.

Thompson Hine LLP

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

Mark Hillman

Hillman Capital Management, Inc.

Ms. Samantha Brutlag

January 28, 2021

Exhibit A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	0.30%
Total Annual Fund Operating Expenses(1)	1.15%
Fee Waiver and Expense Reimbursement(2)	(0.20)%
Net Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.95%

(1)	Expenses have been restated to reflect current fees.

(2)	Hillman Capital Management, Inc. (the “Adviser”), has contractually agreed to limit the amount of the Fund’s Total Annual Fund Operating Expenses, exclusive of (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) to not more than 0.95% of the average daily net assets of the Fund. The contractual arrangement runs through the later of February 3, 2022 or one year from the date on which the reorganization of the Fund into the Trust is completed, unless terminated by the Board of Trustees of the Fund (the “Board” or the “Trustees”) at any time. The Adviser cannot recoup from the Fund any amounts paid by the Adviser under the Expense Limitation Agreement.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example takes into consideration the agreement by the Adviser to waive fees and reimburse expenses for the contractual period only.

	1 Year	3 Years	5 Years	10 Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$97	$345	$613	$1,378